March 23, 2026

Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Attention:    Stephany Yang
Melissa Gilmore

Re:     Under Armour, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2025
Filed May 22, 2025
File No. 001-33202

Ladies and Gentlemen:

Under Armour, Inc. (“we”, “our”, “Under Armour” or the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) in its letter dated March 11, 2026 regarding our Form 10-K for the fiscal year ended March 31, 2025 (the “Form 10-K”). To assist in your review, we have included the Staff’s comment below prior to our response.

Form 10-K for the Fiscal Year Ended March 31, 2025
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Goodwill and Indefinite-Lived Intangible Assets, page 54

Comment 1.We note your disclosure that in conducting an annual impairment test, you first review qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit or indefinite-lived intangible asset is less than its carrying amount, and if factors indicate that is the case, or if you choose to bypass the qualitative assessment, you perform a quantitative impairment test. We further note that no goodwill impairments were recorded during Fiscal 2025, Fiscal 2024 or Fiscal 2023. Please revise your disclosures to ensure that you include an accounting policy addressing how you assess goodwill and intangible assets for impairment. Your disclosures should include, but not necessarily be limited to the following:
•Provide a thorough discussion of your impairment testing policies, including a description of the key assumptions used to estimate the fair value of the reporting units for your goodwill impairment analysis, how the key assumptions were determined, the degree of uncertainty associated with the key assumptions, and any material changes in the key assumptions during the periods presented.
•Discuss how goodwill and other intangible assets were tested during the respective periods, including whether you performed a qualitative and/or quantitative test.
•Indicate how you determine your reporting units for goodwill impairment testing purposes and identify your reporting units.
•State whether or not the fair values of your reporting units “substantially exceed” the respective carrying values. To the extent any reporting unit fair values are not substantially in excess of carrying values, disclose the name(s) of the reporting unit(s), the percentage by which the estimated fair value of the reporting unit(s) exceeded the carrying value, the amount of goodwill allocated to the reporting unit(s), and whether the related goodwill is at risk of impairment. Also provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
•Given the revenue decreases in your North America segment, ensure you specifically and comprehensively address the recoverability of respective assets.

Response 1.
The Company respectfully acknowledges the Staff’s comment and undertakes to revise our future filings, beginning with its Annual Report on Form 10-K for the year ending March 31, 2026, to enhance and expand its accounting policy disclosures related to goodwill and indefinite-lived intangible asset impairment in Note 2 to its Consolidated Financial Statements and within the Critical Accounting Estimates discussion within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). For example, in any period that goodwill is impaired and considered a non-recurring fair value measurement, the Company will include the applicable ASC 820 disclosures, such as the fair value measurement, valuation techniques and information about the inputs to the fair value measurement. Further, if any reporting units are deemed “at-risk” during any period, the Company will include additional critical accounting estimates disclosure as described in Section 9510 of the Division’s Financial Reporting Manual. During Fiscal 2025, no reporting units were at-risk of impairment and the fair value of all reporting units substantially exceeded their carrying values.
The revised disclosures will address the items identified by the Staff, as applicable, and are included below, with language disclosed in the Company’s Form 10-K for the year ended March 31, 2025 appearing in plain text and the additional disclosures that would have been included based on the facts applicable to that period appearing in italics. The final disclosure language may differ from that presented below based on the facts applicable at the time the Company completes its Annual Report on Form 10-K for the year ending March 31, 2026.
“Goodwill and indefinite-lived intangible assets are recorded at their estimated fair values at the date of acquisition and are allocated to the reporting units that are expected to receive the related benefits. The Company’s reporting units generally align with its operating segments, however North America consists of three reporting units, each of which qualifies as a component one level below the operating segment in accordance with ASC Topic 280 “Segment Reporting”. Refer to Note 5 to these Consolidated Financial Statements for the allocation of goodwill by operating segment. Goodwill and indefinite-lived intangible assets are not amortized and, in accordance with ASC Topic 350-20 "Goodwill," are required to be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that it is more likely than not that the fair value is less than its carrying amount. If indicators of impairment exist, the Company first performs a recoverability test on its long-lived and definite-lived assets within each reporting unit. If an impairment of a long-lived or definite-lived asset is identified the carrying value of the respective reporting unit is reduced prior to performing a goodwill impairment test. Refer to “long-lived asset and definite-lived intangible assets” elsewhere in Note 2 for additional details on the Company’s annual recoverability assessment. The Company performs its annual impairment testing in the fourth quarter of each fiscal year.
In conducting an annual impairment test, the Company may review qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit or indefinite-lived intangible asset is less than its carrying amount, or it may choose to bypass the qualitative assessment and perform a quantitative impairment test.
When performing a qualitative assessment, the Company considers factors including, but not limited to, historical and expected future financial performance, macroeconomic conditions, industry trends and changes in the legal and regulatory environment. If these factors indicate that it is “more likely than not” that the carrying value of a reporting unit exceeds the fair value, the Company performs a quantitative impairment test.

When performing a quantitative impairment test, the Company compares the estimated fair value of the reporting unit or indefinite-lived intangible asset with its carrying amount. If the carrying amount of a reporting unit or indefinite-lived intangible asset exceeds its fair value, the goodwill of the reporting unit or the indefinite-lived intangible asset is impaired to the extent that the carrying value exceeds the fair value.
The fair value of each reporting unit is estimated using a discounted cash flow model, under the income approach, which indicates the fair value of the reporting unit based on the present value of the cash flows that the Company expects the reporting unit to generate in the future. Key assumptions used in the discounted cash flow model include weighted average cost of capital, long-term growth rate and profitability of the reporting unit's business and working capital effects. The Company believes the key assumptions used in its annual impairment testing are reasonable. However, they involve estimates and require significant judgment, and therefore are inherently uncertain and subject to change in the future.”
The Company also undertakes to include in its Annual Report on Form 10-K for the year ending March 31, 2026, all required information relating to its Fiscal 2026 impairment assessment, as well as the following additional information specifically relating to its impairment assessments for Fiscal 2025 and Fiscal 2024 respectively.
“In Fiscal 2025, the Company elected to bypass the qualitative assessment and performed a quantitative impairment test of its goodwill for all reporting units. The Company engaged a third party valuation specialist to assist with determining the fair value of its reporting units, which was estimated using a discounted cash flow model. Based on the results of the quantitative impairment test, the Company concluded that the estimated fair value of all reporting units substantially exceeded their carrying value and that no other potential events or circumstances were identified that indicated any reporting unit was at risk of impairment. Therefore no goodwill impairments were recorded during Fiscal 2025.
The Company performed a qualitative impairment assessment of its goodwill in Fiscal 2024 and concluded that it was more likely than not that the fair value of each reporting unit substantially exceeded its carrying value. Accordingly, the Company did not perform a quantitative impairment test and no goodwill impairments were recognized during Fiscal 2024.
No indefinite-lived intangible impairments were recorded during Fiscal 2025. During Fiscal 2024, the Company recorded an indefinite-lived intangible asset impairment charge of $0.6 million within selling, general and administrative expenses on the Consolidated Statements of Operations and as a reduction to the related asset balances on the Consolidated Balance Sheets. The indefinite lived intangible asset impairment charge for Fiscal 2024 is included within the Company's Latin America operating segment.”

The Company believes the additional disclosures outlined above will address the Staff’s Comment and enhance the Company’s transparency regarding the Company’s goodwill and indefinite-lived intangible asset impairment methodologies and related judgments. The Company respectfully advises the Staff that it will incorporate revised disclosures consistent with the language and level of detail provided above to the extent applicable in its future annual reports.
In responding to the Staff’s comments, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
If you have any questions, please do not hesitate to call me at (443) 305-3061.

Sincerely,
/s/ Eric Aumen
Eric Aumen
Chief Accounting Officer